Mail Stop 4561

September 18, 2009

John C. Burris
Chief Executive Officer
Sourcefire, Inc.
9770 Patuxent Woods Drive
Columbia, Maryland 21046

> **Re: Sourcefire, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-33350**

Dear Mr. Burris:

We have reviewed your response letter dated August 19, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 28, 2009.

General

1. The Tandy representations must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the company in tandem with your next response, if the response is submitted by your counsel.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Key Financial Metrics and Trends, page 33

2.   In your response to prior comment 1, you state that you do not consider renewal rates of maintenance and support agreements, and sales of services to existing customers, to be material to an understanding of trends in your business. In your response letter, please explain why you do not view this information as material.

Results of Operations, page 36

Revenue, page 36

3.   We note your response to prior comment 2. In your response letter, please explain why you do not view the amount of services revenue derived from new product sales versus the amount of services derived from support renewals as material to an understanding of your revenue.

Note 2. Summary of Significant Accounting Policies

Warranty, page F-10

4.   We believe the model described in Q&A number 12 of TIS Section 2140 is the appropriate model to account for your advanced replacement units. Please provide an analysis that shows the impact to the statements of operations of recording the cost of such units in the periods in which they are actually used as opposed to amortizing the cost of these units over the expected period in which they are used. Additionally, it appears that the use of the inventory model may require you to re-evaluate your conclusion with respect to balance sheet classification. Please also provide us with an analysis of the impact of these changes on your previously-issued balance sheets, including working capital. If you intend to classify a portion of these parts as long term within your balance sheet, explain the basis for that conclusion and provide us with an analysis that supports the amount.

5.   You indicate in your response to prior comment 8 that you believe the value of a returned and refurbished unit approximates the net carrying value of the advance replacement unit exchanged and provided to the customer. Please clarify the time lag between distribution, return and refurbishment of your advanced replacement

units. If distribution, return and refurbishment can occur in different reporting periods, please tell us whether there is any impact to your consolidated financial statements for current and prior reporting periods.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara C. Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant